FORM 11-K/A

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Purposes

This Amendment No. 1 to the Annual Report of Employee Stock Purchase, Savings and Similar Plans on Form 11-K for the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan for the period ended October 31, 2013 filed with the Securities and Exchange Commission on April 28, 2014 (the "Original Filing") is being filed by the Registrant solely for the purpose of replacing the Independent Auditor's Report attached to the Original Filing with the Report of Independent Registered Public Accounting Firm attached hereto. All other items of the Original Filing are unaffected by the changes described above and such items have not been included in this Amendment No. 1 on Form 11-K/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY /s/ Mary C Kullman
Mary C Kullman
SVP, Chief Administrative Officer and Corporate Secretary

Date: May 5, 2014

BKD LLP
CPAs & Advisors

One Metropolitan Square // 211 N. Broadway, Suite 600 // St. Louis, MO 63102-2733
314.231.5544 // fax 314.231.9731 // bkd.com

Report of Independent Registered Public Accounting Firm

Received SEC

MAY 07 2014

Washington, DC 20549

401(k) Investment Review Committee and Missouri
Natural Gas Wage Deferral Savings Plan Committee
Missouri Natural Gas Division of Laclede
Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2013 and 2012, and the changes in its net assets available for benefits (modified cash basis) for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
April 28, 2014